SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 12, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)


                        ------------------------------
                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                        ------------------------------






(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F       X                Form 40-F
                              -----                         -----


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                              No         X
                             ------                       -----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

 CNOOC Ltd. voted as "The Best Managed Company" in China and earns top ranking for Corporate Governance and Corporate Strategy

(Hong Kong, December 11, 2001) CNOOC Limited (SEHK:883, NYSE:CEO), (the "Company") is pleased to announce that it has been voted as the best managed company in China by Asiamoney`s annual poll.

The tenth annual poll was conducted by way of a questionnaire sent to nearly 2,000 fund managers, chief investment officers and heads of research at fund management firms, insurance companies and brokerage houses in the Asia-Pacific region including Australia and Japan, Europe and the United States. Respondents were asked to name three companies in twelve categories, including best corporate strategy, best management of financial accounts, best corporate governance, best access to senior management, best investor relations, best treatment of minority shareholders, best company websites, best annual report, least impressive management, least impressive investor relations, best newly listed company in 2001 and the best small company.

"We are very delighted that the Company is recognized by the global investment community as the best managed company in China with top rankings in corporate strategy and corporate governance. We also scored high in investor relations, management of accounts, and treatment of minority shareholders. These impressive rankings are testament to the work we've put into making sure that the Company is well run, accessible, transparent and open to the needs of investors," said Mr. Wei Liucheng, Chairman and CEO of the Company.

"We will continue to maintain a high level of management quality and corporate governance, which is of paramount importance to creating value for our shareholders, " added Mark Qiu, CFO of the Company.


************

 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name: Cao Yunshi
                                              Title:  Company Secretary


Dated: December 12, 2001